December 9, 2008

Mail Stop 4561

<u>**Via U.S. Mail and Fax (201) 557-6853**</u>
Mr. Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Blvd
Jersey City, NJ 07310

> RE: **Knight Capital Group, Inc.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-14223**

Dear Mr. Bisgay:

  We have reviewed your response letter dated October 31, 2008 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Operations, page 58

1. We have reviewed your EITF 99-19 analysis regarding soft dollar and commission recapture expense. You told us that this line item includes three components; i) soft dollar expense, ii) correspondent brokerage expense and iii) commission recapture expense. In your soft dollar analysis, you state that you believe that you are the primary obligor; however, it does not appear that you are responsible for providing the services desired by the customer that are paid for out of the pool of credits (i.e. research, brokerage and other services). Please provide us with a complete analysis of your soft dollar expense that considers all pertinent

factors and addresses each indicator in EITF 99-19. Also, you state in your commission recapture analysis that you rebate a portion of commissions for trades executed through Knight or one of the members of Knight's correspondent network. Please tell us if these are volume-based rebates and how you considered EITF 01-9 or EITF 00-22, if applicable, when determining how to account for/present them.

2. We note that you have presented "Payments for order flow and ECN rebates" as a separate line item on the face of your statements of operations. Please tell us how you considered EITF 01-9 or EITF 00-22, if applicable, when determining how to present this amount.

3. We note your response to prior comment 2. We also note your disclosure on page 5 that you only have two operating business segments, Asset Management and Global Markets, as well as a Corporate segment, and that this investment income is included in your Corporate segment. Furthermore, your disclosure on page 48 states that some of your investments relate to deferred compensation plans for the benefit of your employees and directors. In this regard, please further explain to us why you believe that all of your investment income should be included in revenues since revenues are earned from activities that constitute an entity's ongoing major or central operations. Please specifically tell us your basis in accounting for your presentation of investment income within revenues.

Note 10 – Direct Edge ECN, page 72

4. Your response to prior comment 4 indicates that you did not provide details relating to the number of units issued, the price per unit or the total amount of consideration received as you do not consider this information to be material to the readers of your financial statements. However, this information is specifically required by SAB Topic 5-H. In future filings including any amendments, please disclose all of the information required by SAB Topic 5-H including the number of units issued, the price per unit, the total amount of consideration received, your percentage ownership before and after the transaction, and your accounting policy for such transactions. Furthermore, please disclose in future filings your current ownership percentage in Direct Edge in accordance with paragraph 20 of APB 18.

Note 24 – Subsequent Events, page 82

5. We note your responses to comments 5 and 6. You state that Deephaven Capital Management Holdings LLC is similar to a limited partnership and that you do not believe that it is a variable interest entity. In this regard, please provide us with a full analysis under EITF 04-5. Confirm to us if you are the managing member and discuss the rights of the Deephaven Partners in detail.

6. We note your response to comment 6 and your analysis under FIN 46(R). You note that the investor who has disproportionately fewer voting rights is

Deephaven Partners. Please tell us how you determined this and quantify and compare the voting interests and economic interests of both members of the LLC. Please discuss the capital accounts of both members and how the profits and losses are shared. Please also provide a more complete analysis of which investor you believe that substantially all of the entity's activities either involve or are conducted on behalf of.

7.   You disclose on page 27 of your Form 10-Q for the quarter ended September 30, 2008 that minority interest expense of $4.3 million recorded for the nine months ended September 30, 2008 represents the accrual for the one-time 2008 minimum distribution to the Deephaven Managers pursuant to the New LLC Agreement. Please tell us the terms of this distribution including if it was contingent upon the achievement of any conditions and what the minimum guaranteed amount is. Please also tell us what consideration you gave to this one-time distribution when determining the "equity at risk" in your FIN 46(R) analysis. Please see paragraph 5(a)(3) of FIN 46(R) for reference.

8.   We note that you did not provide us with your basis in accounting for your treatment of the Deephaven transaction. Please cite the accounting guidance that supports your accounting treatment. Furthermore, please tell us the terms of the employment agreements that were terminated as a result of the transaction including whether the agreements were cancelable and the length of the agreements. Also tell us how you determined that the economics of the profit sharing between your company and the Deephaven Partners remained essentially unchanged; please discuss any estimates of future cash flows that you performed, if applicable.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant